Exhibit 99.4

Cable and Wireless plc (“the Company”) was notified on 20 May 2003 that, pursuant to section 198 to 202 of the Companies Act 1985, FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, held solely for investment purposes in aggregate 110,936,134 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 4.655% per cent of the issued Ordinary Share capital of the Company.